UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-38294

TORM plc

(Translation of registrant’s name into English)

Birchin Court, 20 Birchin Lane, London, EC3V 9DU, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This Amendment No. 1 to the 6-K of TORM plc (the “Company”) that was filed with the Securities and Exchange Commission on August 18, 2022 is being filed solely to (i) include interactive data files in inline eXtensible Business Reporting Language (iXBRL) in connection with the Company’s interim results for the second quarter and half-year ended June 30, 2022 and (ii) provide a trading and fleet update

Attached as Exhibit 99.1 of this Report on Form 6-K is a copy of the Company’s interim results for the second quarter and half-year ended June 30, 2022, which except for the commentary of Jacob Meldgaard and the sections entitled “Highlights” and “Responsibility Statement”, are hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-261514) that was filed with the U.S. Securities and Exchange Commission effective December 22, 2021.

The following Trading Update and Fleet Value Update is as of the dates set forth below and based on information available to us as of the date of this Form 6-K. We have not finalized our financial statement closing process for the quarter ended September 30, 2022. We are providing this information on a one-time basis only and do not intend to update this information prior to the final release for the quarter ended September 30, 2022. The results provided in this section are unaudited and do not present all information necessary for an understanding of our financial condition and results of operations as of and for the period ending September 30, 2022.

Trading Update

As of September 22, 2022, the coverage for the third quarter of 2022 through that date was 95.9% at an average TCE/day of $44,117. For the individual vessel classes, the coverage was 96.9% at an average TCE/day of $52,602 for LR2, 94.5% at an average TCE/day of $50,619 for LR1 and 95.8% at an average TCE/day of $41,351 for MR. Preceding delivery to its new owner on July 7, 2022, our last handysize vessel operated for six days of the third quarter at 100% coverage at an average TCE/day of $12,505.1

Fleet Update

As of September 7, 2022, the market value of the Company’s fleet, based on independent broker values (excluding charter commitments), was $2,477.4 million.

1 The Company defines TCE earnings, a performance measure, as revenue after port expenses, bunkers and commissions. The Company reports TCE/day, a non-IFRS measure, because the Company believes it provides additional meaningful information to investors, given it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e. spot charters, time charters, forward freight agreements (derivatives), contract of affreightment and bareboat charters however TCE/day does not include unrealized gains/losses on freight derivatives) under which the vessels may be employed between the periods. The estimated TCE/day, above, is presented on a forward-looking basis. The Company has not provided a reconciliation of forward-looking TCE revenue because the most directly comparable IFRS measure on a forward-looking basis is not available to the Company without unreasonable effort.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM PLC

Date: September 29, 2022	By:	/s/ Jacob Meldgaard
Jacob Meldgaard
Executive Director and Principal Executive Officer